May 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:    Dynamics Special Purpose Corp.

Registration Statement on Form S-1

Filed May 7, 2021, as amended

File No. 333-255930

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Dynamics Special Purpose Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on May 25, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
as Underwriter

By:	/s/ Peter Castoro
Name: Peter Castoro
Title: Vice President

[Signature Page to Underwriter Acceleration Request Letter]